SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIXTRON SE

(Name of Subject Company (Issuer))

Grand Chip Investment GmbH

(Names of Filing Persons (Offeror))

Ordinary Shares, nominal value €1 per share

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Mr. Zhendong Liu

Fujian Grand Chip Investment Fund LP

Room 1201, 12/F, IFC Building

82# Zhanhong Road, Xiamen, China

Telephone:  +86 592 5204789

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott R. Saks

Paul Hastings LLP
200 Park Ave
New York, NY 10166
(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third party tender offer subject to Rule 14d-1

☐                                    issuer tender offer subject to Rule 13e-4

☐                                    going private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒                                  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates to a planned voluntary public takeover offer by Grand Chip Investment GmbH, a German limited liability company (“GCI”), to purchase all of the outstanding ordinary shares, no par value (“Ordinary Shares”), of AIXTRON SE, a Societas Europaea with its corporate seat in Aachen, Germany (“AIXTRON”), including all Ordinary Shares represented by American depository shares (“ADSs”), to be commenced pursuant to a Business Combination Agreement, dated as of May 23, 2016, between AIXTRON, AIXTRON China Ltd., GCI, Fujian Grand Chip Investment Fund LP, GCI’s indirect parent company (“FGC”), and, Mr. Zhendong Liu, FGC’s Managing Partner.  This filing relates solely to preliminary communications made before the commencement of the takeover offer.

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase Ordinary Shares (including Ordinary Shares represented by ADSs) will be made only pursuant to the offer document and related offer materials prepared by GCI and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once GCI has obtained the necessary permission from BaFin, the offer document and related offer materials will be published and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced.  AIXTRON intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not the documents contained in this filing, will govern the terms and conditions of the takeover offer.  Those materials and other documents filed by GCI or AIXTRON with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, GCI’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

Exhibit Index

99.1                        Joint Press Release of AIXTRON and GCI, dated May 23, 2016

99.2                        Investor Presentation, dated May 23, 2016

99.3                        Transaction Fact Sheet

99.4                        Transaction Website

99.5                        Questions and Answers about the Transaction

99.6                        Announcement Required under German Law